Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

May 9, 2011

Ms. Linda Stirling
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Rochdale Investment Trust, Rochdale Alternative Total Return Fund, LLC, Rochdale Core Alternative Strategies Fund, LLC, Rochdale Core Alternative Strategies Fund TEI, LLC, Rochdale Core Alternative Strategies Master Fund, LLC, Rochdale Structured Claims Fixed Income Fund, LLC (collectively, “Registrants”)

Dear Ms. Stirling:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of May 6, 2011 with respect to Registrants’ Preliminary Proxy Statement filed on April 28, 2011.

For your convenience, we have summarized our understanding of the Staff Comment in bold typeface and set forth our response in the following italicized text.  We also note that with respect to the “Q&A preceding the actual proxy statement, you have deferred to comments previously provided by Mr. Vince DiStefano of your office.

1.	You requested that that anticipated date of the mailing of the proxy statement and that fact that each share of each fund is entitled to one vote be set forth on the first page of the proxy statement.

Response: Registrants will amend the disclosure as requested.

2.	Under the “Committees of the Board” disclosure in Proposal 1, you requested certain additional disclosure regarding the activities of the Funds’ Audit Committees.

Response: Registrants will amend the disclosure as requested.

3.	Also under the “Committees of the Board” disclosure in Proposal 1, you requested certain additional disclosure regarding the Funds’ Nominating Committees.

Response: Registrants will amend the disclosure as requested.

Rochdale Fund Complex Proxy Statement
May 9, 2011

4.
In Proposal 2, you suggested that additional disclosure be added more explicitly linking the decision to include international bond exposure in the Fixed Income Opportunities Portfolio’s investment portfolio and the decision to recommend the hiring of GML as a sub-advisor.

Response: Registrants will amend the disclosure as suggested.

5.
Also in Proposal 2, you requested that Registrant include disclosure about possible additional risks that the Fixed Income Opportunities Portfolio may be subject to with the addition of the new sub-advisor’s investment style.

Response: Registrants will amend the disclosure as suggested.

6.	In section setting forth information on the Fixed Income Opportunities Portfolio’s management organizations, you requested additional disclosure regarding the Portfolio’s existing sub-advisers.

Response: Registrants will amend the disclosure as suggested.

7.	In the disclosure regarding brokerage commission paid under the heading “Other Matters,” you requested additional disclosure regarding the affiliated brokerage paid by the Dividend & Income Portfolio.

Response: Registrants will amend the disclosure as suggested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

/s/ Don E. Felice

Don E. Felice